Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2017, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2017 included in this exhibit. The following discussion should be read in conjunction with the financial information provided elsewhere in this exhibit and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017.

A.	KEY FIGURES

in millions of dollars (except earnings per share and number of shares)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Non-Group sales	41,183	42,275	32,841	+25%
Adjusted(a) net operating income from business segments(b)
• Exploration & Production	1,382	1,007	386	x3.6
• Gas, Renewables & Power	61	132	73	-16%
• Refining & Chemicals	1,023	1,131	1,130	-9%
• Marketing & Services	301	406	289	+4%
Equity in net income (loss) of affiliates	548	409	498	+10%
Fully-diluted earnings per share ($)	1.13	0.20	0.67	+69%
Fully-diluted weighted-average shares (millions)	2,457	2,433	2,350	+5%
Net income (Group share)	2,849	548	1,606	+77%
Investments(c)	3,678	5,855	4,908	-25%
Divestments	2,898	927	985	x2.9
Net investments(d)	780	4,928	3,923	-80%
Organic investments(e)	2,944	4,728	4,615	-36%
Resource acquisitions	12	650	38	-68%
Cash flow from operations	4,701	7,018	1,881	x2.5
• Includes (increase)/decrease in working capital(f)	(54)	1,913	(1,545)	+97%

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	The new Gas, Renewables & Power segment reflects the Group’s ambition in low-carbon energies. It encompasses downstream Gas activities previously integrated in the Upstream (now Exploration & Production) segment, New Energies activities (excluding biotechnologies) previously integrated in the Marketing & Services segment and a new Innovation & Energy Efficiency division. Certain financial information for the Exploration & Production, Refining & Chemicals (which includes a new Biofuels division) and Marketing & Services segments have been restated accordingly. Certain 2015 and 2016 restated historical data is set forth in Exhibit 99.2 of this Form 6-K.
(c)	Including acquisitions and increases in non-current loans.
(d)	“Net investments” = gross investments — divestments — repayment of non-current loans — other operations with non-controlling interests.
(e)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 9 of this exhibit.
(f)	The change in working capital as determined using the replacement cost method was $14 million in 1Q17, $2,260 million in 4Q16 and $(1,827) million in 1Q16. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 17-21 and 30-34 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Exploration & Production segment

•	Environment — liquids and gas price realizations(a)

	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Brent ($/b)	53.7	49.3	33.9	+58%
Average liquids price ($/b)	49.2	46.1	31.0	+59%
Average gas price ($/Mbtu)	4.10	3.89	3.46	+18%
Average hydrocarbons price ($/boe)	37.9	35.6	26.4	+44%

(a)	Consolidated subsidiaries, excluding fixed margins.

•	Production

Hydrocarbon production	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Combined production (kboe/d)	2,569	2,462	2,479	+4%
• Liquids (kb/d)	1,303	1,257	1,286	+1%
• Gas (Mcf/d)	6,894	6,597	6,441	+7%

Hydrocarbon production was 2,569 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2017, an increase of 4% compared to the first quarter 2016, due to the following:

•	+6% due to project ramp ups, notably Kashagan, Laggan-Tormore, Surmont, Incahuasi and Angola LNG;
•	+1% perimeter effect, mainly due to the acquisition of an additional 75% interest in the Barnett shale in the United States, which was partially offset by asset disposals (Russia, Norway…);
•	+1% related to improved security conditions in Libya and Nigeria; and
•	-4% due to natural field decline and the PSC price effect(1).

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

•	Results

in millions of dollars, except effective tax rate	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Non-Group sales	2,103	2,066	1,889	+11%
Operating income	(104)	(800)	(286)	+63%
Equity in income (loss) of affiliates and other items	190	25	627	-70%
Effective tax rate(a)	41.9%	47.1%	-48.2%
Tax on net operating income	(439)	(53)	313	n/a
Net operating income	(353)	(828)	654	n/a
Adjustments affecting net operating income	1,735	1,835	(268)	n/a
Adjusted net operating income(b)	1,382	1,007	386	x3.6
• Including income from equity affiliates(c)	315	429	260	+21%
Investments	2,636	4,833	4,235	-38%
Divestments	113	818	818	-86%
Organic investments	2,506	3,705	4,148	-40%
Cash flow from operations	2,496	4,039	2,101	+19%

(a)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates — dividends received from investments + tax on adjusted net operating income).
(b)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.
(c)	Includes foreign exchange effect on Yamal LNG financing, which is reversed for total adjusted net operating income.

Exploration & Production adjusted net operating income was $1,382 million in the first quarter 2017, nearly four times higher than in the first quarter 2016, due to production growth, cost reductions and a 44% increase in the average realized hydrocarbon price.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $1,735 million, consisting essentially of an impairment related to the cost increase on the Fort Hills project in Canada, compared to a negative impact of $268 million in the first quarter 2016, consisting essentially of the gain on the sale of the FUKA gas pipeline network in the North Sea.

The segment’s cash flow from operating activities was $2,496 million in the first quarter 2017, an increase of 19% compared to $2,101 million in the first quarter 2016. In the first quarter 2017, operating cash flow excluding the change in working capital at replacement cost of $(535) million ($236 million in the first quarter 2016) was $3,031 million(1), an increase of 63% compared to $1,865 million in the first quarter 2016 due to the same factors explaining the increase in the segment’s adjusted net operating income. Exploration & Production generated $525 million of organic cash flow after investments in the first quarter 2017 compared to $(2,283) million in the first quarter 2016.

B.2.	Gas, Renewables & Power segment

•	Results

in millions of dollars	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Non-Group sales	3,197	3,675	2,025	+58%
Operating income	(35)	(59)	(91)	+62%
Equity in income (loss) of affiliates and other items	(45)	(50)	51	n/a
Tax on net operating income	(37)	(5)	5	n/a
Net operating income	(117)	(114)	(35)	x-3.3
Adjustments affecting net operating income	178	246	108	+65%
Adjusted net operating income(a)	61	132	73	-16%
Investments	315	(118)	147	x2.1
Divestments	4	29	98	-96%
Organic investments	102	(61)	133	-23%
Cash flow from operations	125	732	(329)	n/a

(a)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $61 million in the first quarter 2017 in an unfavorable context for solar activities, compared to $73 million in the first quarter 2016. The acquisition of a 23% equity stake in Tellurian, which is developing an integrated LNG project in the United States, was finalized in the first quarter 2017.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. The exclusion of special items in the first quarter 2017 had a positive impact on the segment’s adjusted net operating income of $178 million compared to a positive impact of $105 million in the first quarter 2016.

The segment’s cash flow from operating activities was $125 million in the first quarter 2017 compared to $(329) million in the first quarter 2016. In the first quarter 2017, operating cash flow excluding the change in working capital at replacement cost of $105 million ($(247) million in the first quarter 2016) was $20 million compared to $(82) million in the first quarter 2016.

(1)	Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above.

B.3.	Refining & Chemicals segment

•	Refinery throughput and utilization rates(a)

	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Total refinery throughput (kb/d)	1,917	2,010	2,105	-9%
• France	625	717	756	-17%
• Rest of Europe	799	787	844	-5%
• Rest of world	493	506	505	-2%
Utilization rates based on crude only(b)	91%	87%	91%

(a)	Includes share of TotalErg, as well as refineries in South Africa and the French Antilles that are reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year.

Industrial performance was strong in the first quarter 2017 even though the Antwerp integrated platform was affected by ongoing works as part of the modernization program. The restructuring of European refining is in place and refinery throughput was reduced by nearly 200 kb/d compared to a year ago, due to the ending of crude oil refining at La Mède and a 50% capacity reduction at Lindsey.

•	Results

in millions of dollars, except the ERMI	1Q17	4Q16	1Q16	1Q17 vs 1Q16
European refining margin indicator - ERMI ($/t)	38.9	41.0	35.1	+11%
Non-Group sales	18,574	19,077	13,938	+33%
Operating income	1,054	1,593	1,090	-3%
Equity in income (loss) of affiliates and other items	2,453	162	179	x13.7
Tax on net operating income	(356)	(392)	(277)	+29%
Net operating income	3,151	1,363	992	x3.2
Adjustments affecting net operating income	(2,128)	(232)	138	n/a
Adjusted net operating income(a)	1,023	1,131	1,130	-9%
Investments	266	566	261	+2%
Divestments	2,740	15	29	x94.5
Organic investments	222	552	234	-5%
Cash flow from operations	1,765	1,746	(419)	n/a

(a)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

In the first quarter 2017, the Group’s European refining margin indicator (“ERMI”) was $38.9/t, reflecting strong refined product demand, compared to $35.1/t in the first quarter 2016. Petrochemical margins were down from the very high levels of the first quarter 2016, but remain satisfactory.

In this context, adjusted net operating income from the Refining & Chemicals segment was $1,023 million in the first quarter 2017, a decrease of 9% compared to the first quarter 2016. The segment maintained $1.8 billion of cash flow from operations despite a decrease in operating cash flow before working capital changes notably due to taxes related to the gain on the Atotech sale

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2017, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $58 million compared to a positive impact of $133 million in the first quarter 2016. The exclusion of special items in the first quarter 2017 had a negative impact on the segment’s adjusted net operating income of $2,070 million, consisting essentially of the gain on the sale of Atotech, compared to a positive impact of $5 million in the first quarter 2016.

The segment’s cash flow from operating activities was $1,765 million in the first quarter 2017 compared to $(419) million in the first quarter 2016. In the first quarter 2017, operating cash flow excluding the change in working capital at replacement cost of $731 million ($(1,740) million in the first quarter 2016) was $1,034 million, a decrease of 22% compared to $1,321 million in the first quarter 2016.

B.4.	Marketing & Services segment

•	Petroleum product sales

Sales in kb/d(a)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Total Marketing & Services sales	1,728	1,808	1,757	-2%

• Europe	1,039	1,123	1,062	-2%
• Rest of world	689	685	695	-1%

(a)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

Petroleum product sales decreased by 2% in the first quarter 2017, notably due to the sale of the marketing network in Turkey in the second quarter 2016.

•	Results

in millions of dollars	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Non-Group sales	17,298	17,454	14,986	+15%
Operating income	374	398	315	+19%
Equity in income (loss) of affiliates and other items	30	41	4	x7.5
Tax on net operating income	(108)	(132)	(85)	+27%
Net operating income	296	307	234	+26%
Adjustments affecting net operating income	5	99	55	-91%
Adjusted net operating income(a)	301	406	289	+4%
Investments	439	500	251	+75%
Divestments	36	65	36	-
Organic investments	95	460	91	+4%
Cash flow from operations	313	340	580	-46%

(a)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

In the first quarter 2017, the Marketing & Services segment captured the benefit of strong marketing margins, and adjusted net operating income increased by 4% to $301 million compared to the first quarter 2016.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2017, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $5 million compared to a positive impact of $50 million in the first quarter 2016. The exclusion of special items in the first quarter 2017 had no impact on the segment’s adjusted net operating income compared to a positive impact of $5 million in the first quarter 2016.

The segment’s cash flow from operating activities was $313 million in the first quarter 2017, a decrease of 46% compared to $580 million in the first quarter 2016. In the first quarter 2017, operating cash flow excluding the change in working capital at replacement cost of $(98) million ($173 million in the first quarter 2016) was $411 million, an increase of 1% compared to $407 million in the first quarter 2016.

C.	GROUP RESULTS

•	Net income (Group share)

Net income (Group share) in the first quarter 2017 was $2,849 million compared to $1,606 million in the first quarter 2016, an increase of 77%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustment items had a positive impact on net income (Group share) of $291 million in the first quarter 2017(1). This includes a positive $55 million inventory effect and $236 million of special items comprised mainly of the gain on the sale of Atotech and an impairment related to the cost increase on the Fort Hills project in Canada.

Adjusted net income (Group share) was $2,558 million in the first quarter 2017 compared to $1,636 million in the first quarter 2016, an increase of 56% mainly due to the increased contribution from Exploration & Production, which fully captured the benefit of higher hydrocarbon prices.

The number of fully-diluted shares was 2,458 million on March 31, 2017, compared to 2,351 million on March 31, 2016.

(1)	Details shown on pages 9 and 24-25 of this exhibit.

•	Divestments — acquisitions

Asset sales were $2,711 million in the first quarter 2017, essentially comprised of the sale of Atotech, compared to $885 million in the first quarter 2016.

Acquisitions were $547 million, mainly comprised of the 23% equity share Tellurian and the marketing and logistics network acquired in Kenya, Uganda and Tanzania, compared to $193 million in the first quarter 2016.

•	Cash flow

The Group’s cash flow from operating activities was $4,701 million in the first quarter 2017, 2.5 times more compared to $1,881 million in the first quarter 2016. The change in working capital as determined in accordance with IFRS was $(54) million in the first quarter 2017 compared to $(1,545) million in the first quarter 2016. In the first quarter 2017, the change in working capital at replacement cost, which is the difference between the change in working capital of $(54) million and the pre-tax inventory valuation effect of $68 million, was $14 million compared to $(1,827) million in the first quarter 2016. Operating cash flow in the first quarter 2017 excluding the change in working capital at replacement cost was $4,687 million, an increase of nearly $1 billion compared to $3,708 million in the first quarter 2016 due to the higher contribution from the Exploration & Production segment. The Group’s net cash flow(1) was $3,907 million in the first quarter 2017 compared to $(215) million in the first quarter 2016.

D.	SUMMARY AND OUTLOOK

TOTAL continues to reduce its breakeven by cutting costs in line with the $3.5 billion cost savings target for the year and benefiting from project start-ups. The Group also intends to take advantage of opportunities offered by the current oil cycle. TOTAL is therefore launching new projects in a favorable cost environment and acquiring resources under attractive conditions, as demonstrated recently in Brazil and Uganda.

In the Upstream, the Group maintains its production growth objective of more than 4% in 2017. Production will benefit in the second quarter from the ramp up of projects recently started up, including Moho Nord, but will be affected by seasonal maintenance as well as the full implementation of OPEC quotas. From July, production will benefit from the entry into the Al Shaheen concession in Qatar.

In the Downstream, refining margins remain favorable going into the second quarter. Maintenance operations are planned at Leuna and Normandy, as well as at the petrochemical facilities of the Antwerp integrated platform.

Cash flow will benefit from production growth and cost reductions, while organic investments, excluding resource acquisitions, are expected to be $14-15 billion in 2017 as previously indicated.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;

(1)	“Net cash flow” = operating cash flow before working capital changes — net investments (including other transactions with non-controlling interests).

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2016.

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

Combined liquids and gas production by region (kboe/d)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Europe and Central Asia	806	752	788	+2%
Africa	635	625	630	+1%
Middle East and North Africa	534	503	531	+1%
Americas	334	319	258	+29%
Asia Pacific	259	263	271	-4%

Total production	2,569	2,462	2,479	+4%

• Including equity affiliates	645	561	620	+4%

Liquids production by region (kb/d)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Europe and Central Asia	271	258	251	+8%
Africa	485	483	518	-6%
Middle East and North Africa	392	365	380	+3%
Americas	126	121	104	+21%
Asia Pacific	29	30	33	-12%

Total production	1,303	1,257	1,286	+1%

• Including equity affiliates	264	233	240	+10%

Gas production by region (Mcf/d)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Europe and Central Asia	2,891	2,665	2,814	+3%
Africa	713	710	564	+26%
Middle East and North Africa	787	767	837	-6%
Americas	1,171	1,108	860	+36%
Asia Pacific	1,332	1,347	1,366	-2%

Total production	6,894	6,597	6,441	+7%

• Including equity affiliates	2,015	1,779	2,039	-1%

Liquefied natural gas	1Q17	4Q16	1Q16	1Q17 vs 1Q16
LNG sales(a) (Mt)	2.98	2.75	2.69	+11%

(a)	Sales, Group share, excluding trading; 2016 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2016 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)(a)	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Europe	2,206	2,330	2,288	-4%
Africa	560	569	501	+12%
Americas	570	313	531	+7%
Rest of world	697	997	771	-10%

Total consolidated sales	4,033	4,209	4,091	-1%

• Including bulk sales	616	678	699	-12%
• Including trading	1,689	1,723	1,635	+3%

(a)	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

in millions of dollars	1Q17	4Q16	1Q16
Special items affecting net income (Group share)	236	(2,133)	150

• Gain (loss) on asset sales	2,139	(45)	358
• Restructuring charges	(5)	(10)	(2)
• Impairments	(1,718)	(1,886)	—
• Other	(180)	(192)	(206)

After-tax inventory effect: FIFO vs. replacement cost	55	262	(183)

Effect of changes in fair value	0	12	3

Total adjustments affecting net income	291	(1,859)	(30)

INVESTMENTS — DIVESTMENTS

in millions of dollars	1Q17	4Q16	1Q16	1Q17 vs 1Q16
Organic investments	2,944	4,728	4,615	-36%
• Capitalized exploration	111	119	228	-51%
• Increase in non-current loans	158	157	572	-72%
• Repayment of non-current loans	(187)	(511)	(100)	+87%

Acquisitions	547	616	193	x2.8

Asset sales	2,711	416	885	x3.1

Other transactions with non-controlling interests	—	—	—	n/a

Net investments	780	4,928	3,923	-80%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	03/31/2017	12/31/2016	03/31/2016
Current borrowings	13,582	13,920	10,858
Net current financial assets	(3,694)	(4,221)	(3,231)
Net financial assets classified as held for sale	(2)	(140)	83
Non-current financial debt	42,017	43,067	43,138
Hedging instruments of non-current debt	(877)	(908)	(1,236)
Cash and cash equivalents	(27,526)	(24,597)	(20,570)

Net debt	23,500	27,121	29,042

Shareholders’ equity – Group share	103,831	98,680	96,443
Estimated dividend payable	(3,239)	(1,581)	(3,250)
Non-controlling interests	2,823	2,894	2,960

Adjusted shareholders’ equity	103,415	99,993	96,153

Net-debt-to-equity ratio	22.7%	27.1%	30.2%

RETURN ON EQUITY

in millions of dollars	04/01/2016 - 03/31/2017	01/01/2016 - 12/31/2016
Adjusted net income	9,363	8,447
Adjusted shareholders’ equity	99,784	96,929
Return on equity (ROE)	9.4%	8.7%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended March 31, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services

Adjusted net operating income	4,213	427	4,088	1,571
Capital employed at 03/31/2016(a)	104,826	4,669	12,555	5,836
Capital employed at 03/31/2017(a)	106,937	5,036	11,130	6,331

ROACE	4.0%	8.8%	34.5%	25.8%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2016

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services

Adjusted net operating income	3,217	439	4,195	1,559
Capital employed at 12/31/2015(a)	103,791	4,340	10,454	5,875
Capital employed at 12/31/2016(a)	107,617	4,975	11,618	5,884

ROACE	3.0%	9.4%	38.0%	26.5%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price(a) ($/b)	Average gas price ($/Mbtu)(a)	ERMI(b) ($/t)(c)
First quarter 2017	1.06	53.7	49.2	4.10	38.9
Fourth quarter 2016	1.08	49.3	46.1	3.89	41.0
Third quarter 2016	1.12	45.9	41.4	3.45	25.5
Second quarter 2016	1.13	45.6	43.0	3.43	35.0
First quarter 2016	1.10	33.9	31.0	3.46	35.1

(a)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
(b)	$1/t = $0.136/b.
(c)	European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2017	4th quarter 2016	1st quarter 2016

Sales	41,183	42,275	32,841
Excise taxes	(5,090)	(5,408)	(5,319)
Revenues from sales	36,093	36,867	27,522

Purchases, net of inventory variation	(23,987)	(23,967)	(17,639)
Other operating expenses	(6,166)	(6,791)	(6,136)
Exploration costs	(197)	(260)	(194)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,579)	(4,939)	(2,680)
Other income	2,325	337	500
Other expense	(291)	(473)	(70)

Financial interest on debt	(331)	(299)	(274)
Financial income and expense from cash & cash equivalents	(11)	(2)	10
Cost of net debt	(342)	(301)	(264)

Other financial income	228	203	191
Other financial expense	(160)	(161)	(155)

Equity in net income (loss) of affiliates	548	409	498

Income taxes	(693)	(437)	48

Consolidated net income	2,779	487	1,621

Group share	2,849	548	1,606
Non-controlling interests	(70)	(61)	15

Earnings per share ($)	1.14	0.20	0.67

Fully-diluted earnings per share ($)	1.13	0.20	0.67

 (a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2017	4th quarter 2016	1st quarter 2016

Consolidated net income	2,779	487	1,621

Other comprehensive income

Actuarial gains and losses	126	205	(81)
Tax effect	(41)	(64)	32
Currency translation adjustment generated by the parent company	940	(3,515)	3,641

Items not potentially reclassifiable to profit and loss	1,025	(3,374)	3,592

Currency translation adjustment	(200)	619	(1,944)
Available for sale financial assets	(1)	3	(10)
Cash flow hedge	113	94	98
Share of other comprehensive income of equity affiliates, net amount	331	458	(1)
Other	3	1	3
Tax effect	(39)	(32)	(24)

Items potentially reclassifiable to profit and loss	207	1,143	(1,878)

Total other comprehensive income (net amount)	1,232	(2,231)	1,714

Comprehensive income	4,011	(1,744)	3,335

Group share	4,074	(1,676)	3,308
Non-controlling interests	(63)	(68)	27

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	March 31, 2017 (unaudited)	December 31, 2016	March 31, 2016 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	14,048	15,362	14,512
Property, plant and equipment, net	111,100	111,971	111,636
Equity affiliates : investments and loans	21,638	20,576	20,411
Other investments	1,381	1,133	1,413
Non-current financial assets	877	908	1,236
Deferred income taxes	4,766	4,368	3,955
Other non-current assets	4,114	4,143	4,329

Total non-current assets	157,924	158,461	157,492

Current assets
Inventories, net	14,985	15,247	13,887
Accounts receivable, net	12,235	12,213	12,220
Other current assets	13,955	14,835	15,827
Current financial assets	3,971	4,548	3,439
Cash and cash equivalents	27,526	24,597	20,570
Assets classified as held for sale	413	1,077	724

Total current assets	73,085	72,517	66,667

Total assets	231,009	230,978	224,159

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,667	7,604	7,709
Paid-in surplus and retained earnings	109,583	105,547	103,766
Currency translation adjustment	(12,819)	(13,871)	(10,447)
Treasury shares	(600)	(600)	(4,585)

Total shareholders’ equity - Group share	103,831	98,680	96,443

Non-controlling interests	2,823	2,894	2,960

Total shareholders’ equity	106,654	101,574	99,403

Non-current liabilities
Deferred income taxes	10,936	11,060	11,766
Employee benefits	3,711	3,746	3,984
Provisions and other non-current liabilities	16,714	16,846	17,607
Non-current financial debt	42,017	43,067	43,138

Total non-current liabilities	73,378	74,719	76,495

Current liabilities
Accounts payable	21,633	23,227	20,887
Other creditors and accrued liabilities	15,151	16,720	15,938
Current borrowings	13,582	13,920	10,858
Other current financial liabilities	277	327	208
Liabilities directly associated with the assets classified as held for sale	334	491	370

Total current liabilities	50,977	54,685	48,261

Total liabilities & shareholders’ equity	231,009	230,978	224,159

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2017	4th quarter 2016	1st quarter 2016

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,779	487	1,621
Depreciation, depletion, amortization and impairment	4,660	5,030	2,735
Non-current liabilities, valuation allowances and deferred taxes	(197)	(275)	(268)
(Gains) losses on disposals of assets	(2,232)	58	(367)
Undistributed affiliates’ equity earnings	(295)	65	(236)
(Increase) decrease in working capital	(54)	1,913	(1,545)
Other changes, net	40	(260)	(59)

Cash flow from operating activities	4,701	7,018	1,881

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,678)	(5,742)	(4,146)
Acquisitions of subsidiaries, net of cash acquired	(319)	118	(133)
Investments in equity affiliates and other securities	(523)	(74)	(57)
Increase in non-current loans	(158)	(157)	(572)

Total expenditures	(3,678)	(5,855)	(4,908)
Proceeds from disposals of intangible assets and property, plant and equipment	6	413	792
Proceeds from disposals of subsidiaries, net of cash sold	2,696	-	-
Proceeds from disposals of non-current investments	9	3	93
Repayment of non-current loans	187	511	100

Total divestments	2,898	927	985

Cash flow used in investing activities	(780)	(4,928)	(3,923)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	15	60	-
- Treasury shares	-	-	-
Dividends paid:
- Parent company shareholders	(538)	(534)	(954)
- Non-controlling interests	(15)	(16)	(3)
Issuance of perpetual subordinated notes	-	2,761	-
Payments on perpetual subordinated notes	(129)	-	(133)
Other transactions with non-controlling interests	-	-	-
Net issuance (repayment) of non-current debt	56	(105)	154
Increase (decrease) in current borrowings	(1,413)	(335)	(3,027)
Increase (decrease) in current financial assets and liabilities	658	(3,006)	2,746
Cash flow used in financing activities	(1,366)	(1,175)	(1,217)

Net increase (decrease) in cash and cash equivalents	2,555	915	(3,259)
Effect of exchange rates	374	(1,119)	560
Cash and cash equivalents at the beginning of the period	24,597	24,801	23,269

Cash and cash equivalents at the end of the period	27,526	24,597	20,570

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity

(M$)	Number	Amount			Number	Amount

As of January 1, 2016	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409

Net income of the first quarter 2016	-	-	1,606	-	-	-	1,606	15	1,621

Other comprehensive Income	-	-	30	1,672	-	-	1,702	12	1,714

Comprehensive Income	-	-	1,636	1,672	-	-	3,308	27	3,335

Dividend	-	-	-	-	-	-	-	(3)	(3)

Issuance of common shares	13,972,093	39	573	-	-	-	612	-	612

Purchase of treasury shares	-	-	-	-	-	-	-	-	-

Sale of treasury shares (1)	-	-	-	-	1,230	-	-	-	-

Share-based payments	-	-	25	-	-	-	25	-	25

Share cancellation	-	-	-	-	-	-	-	-	-

Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-

Payments on perpetual subordinated notes	-	-	(33)	-	-	-	(33)	-	(33)

Other operations with non-controlling interests	-	-	(11)	-	-	-	(11)	11	-

Other items	-	-	48	-	-	-	48	10	58

As of March 31, 2016	2,454,029,976	7,709	103,766	(10,447)	(113,966,528)	(4,585)	96,443	2,960	99,403

Net income from April 1 to December 31, 2016	-	-	4,590	-	-	-	4,590	(5)	4,585

Other comprehensive Income	-	-	(138)	(3,424)	-	-	(3,562)	(11)	(3,573)

Comprehensive Income	-	-	4,452	(3,424)	-	-	1,028	(16)	1,012

Dividend	-	-	(6,512)	-	-	-	(6,512)	(90)	(6,602)

Issuance of common shares	76,667,154	212	2,980	-	-	-	3,192	-	3,192

Purchase of treasury shares	-	-	-	-	-	-	-	-	-

Sale of treasury shares (1)	-	-	(163)	-	3,047,438	163	-	-	-

Share-based payments	-	-	87	-	-	-	87	-	87

Share cancellation	(100,331,268)	(317)	(3,505)	-	100,331,268	3,822	-	-	-

Issuance of perpetual subordinated notes	-	-	4,711	-	-	-	4,711	-	4,711

Payments on perpetual subordinated notes	-	-	(170)	-	-	-	(170)	-	(170)

Other operations with non-controlling interests	-	-	(87)	-	-	-	(87)	(54)	(141)

Other items	-	-	(12)	-	-	-	(12)	94	82

As of December 31, 2016	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574

Net income of the first quarter 2017	-	-	2,849	-	-	-	2,849	(70)	2,779

Other comprehensive Income	-	-	173	1,052	-	-	1,225	7	1,232

Comprehensive Income	-	-	3,022	1,052	-	-	4,074	(63)	4,011

Dividend	-	-	-	-	-	-	-	(15)	(15)

Issuance of common shares	23,571,852	63	987	-	-	-	1,050	-	1,050

Purchase of treasury shares	-	-	-	-	-	-	-	-	-

Sale of treasury shares (1)	-	-	-	-	-	-	-	-	-

Share-based payments	-	-	44	-	-	-	44	-	44

Share cancellation	-	-	-	-	-	-	-	-	-

Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-

Payments on perpetual subordinated notes	-	-	(69)	-	-	-	(69)	-	(69)

Other operations with non-controlling interests	-	-	(6)	-	-	-	(6)	6	-

Other items	-	-	58	-	-	-	58	1	59

As of March 31, 2017	2,453,937,714	7,667	109,583	(12,819)	(10,587,822)	(600)	103,831	2,823	106,654

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	-
Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)

Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,469)	(22,878)	(12,665)	(233)	12,582	(30,350)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,068)	(72)	(287)	(144)	(8)	-	(4,579)

Operating income	(104)	(35)	1,054	374	(125)	-	1,164
Equity in net income (loss) of affiliates and other items	190	(45)	2,453	30	22	-	2,650
Tax on net operating income	(439)	(37)	(356)	(108)	171	-	(769)

Net operating income	(353)	(117)	3,151	296	68	-	3,045
Net cost of net debt							(266)
Non-controlling interests							70

Net income							2,849

1st quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-

Revenues from sales	-	-	-	-	-	-	-
Operating expenses	-	(89)	57	(15)	-	-	(47)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,854)	(26)	(50)	-	-	-	(1,930)

Operating income (b)	(1,854)	(115)	7	(15)	-	-	(1,977)
Equity in net income (loss) of affiliates and other items	(210)	(63)	2,209	5	-	-	1,941
Tax on net operating income	329	-	(88)	5	-	-	246

Net operating income (b)	(1,735)	(178)	2,128	(5)	-	-	210
Net cost of net debt							(7)
Non-controlling interests							88

Net income							291
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	83	(15)	-
On net operating income	-	-	58	(5)	-

1st quarter 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183
Intersegment sales	5,548	309	6,346	274	105	(12,582)	-
Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)

Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093
Operating expenses	(3,687)	(3,380)	(22,935)	(12,650)	(233)	12,582	(30,303)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,214)	(46)	(237)	(144)	(8)	-	(2,649)

Adjusted operating income	1,750	80	1,047	389	(125)	-	3,141
Equity in net income (loss) of affiliates and other items	400	18	244	25	22	-	709
Tax on net operating income	(768)	(37)	(268)	(113)	171	-	(1,015)

Adjusted net operating income	1,382	61	1,023	301	68	-	2,835
Net cost of net debt							(259)
Non-controlling interests							(18)

Adjusted net income							2,558

Adjusted fully-diluted earnings per share ($)							1.01

(a) Except for earnings per share.

1st quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	2,636	315	266	439	22	-	3,678
Total divestments	113	4	2,740	36	5	-	2,898
Cash flow from operating activities	2,496	125	1,765	313	2	-	4,701

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,066	3,675	19,077	17,454	3	-	42,275
Intersegment sales	5,187	306	6,707	257	82	(12,539)	-
Excise taxes	-	-	(784)	(4,624)	-	-	(5,408)

Revenues from sales	7,253	3,981	25,000	13,087	85	(12,539)	36,867
Operating expenses	(3,724)	(3,847)	(23,155)	(12,535)	(296)	12,539	(31,018)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,329)	(193)	(252)	(154)	(11)	-	(4,939)

Operating income	(800)	(59)	1,593	398	(222)	-	910
Equity in net income (loss) of affiliates and other items	25	(50)	162	41	137	-	315
Tax on net operating income	(53)	(5)	(392)	(132)	77	-	(505)

Net operating income	(828)	(114)	1,363	307	(8)	-	720
Net cost of net debt							(233)
Non-controlling interests							61

Net income							548

4th quarter 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	17	-	-	-	-	17
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-

Revenues from sales	-	17	-	-	-	-	17
Operating expenses	-	(64)	379	(116)	-	-	199
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,889)	(139)	-	(1)	-	-	(2,029)

Operating income (b)	(1,889)	(186)	379	(117)	-	-	(1,813)
Equity in net income (loss) of affiliates and other items	(406)	(59)	(32)	(20)	(4)	-	(521)
Tax on net operating income	460	(1)	(115)	38	1	-	383

Net operating income (b)	(1,835)	(246)	232	(99)	(3)	-	(1,951)
Net cost of net debt							(6)
Non-controlling interests							98

Net income							(1,859)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	-	-	380	(33)	-
On net operating income	-	-	281	(14)	-

4th quarter 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	2,066	3,658	19,077	17,454	3	-	42,258
Intersegment sales	5,187	306	6,707	257	82	(12,539)	-
Excise taxes	-	-	(784)	(4,624)	-	-	(5,408)

Revenues from sales	7,253	3,964	25,000	13,087	85	(12,539)	36,850
Operating expenses	(3,724)	(3,783)	(23,534)	(12,419)	(296)	12,539	(31,217)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,440)	(54)	(252)	(153)	(11)	-	(2,910)

Adjusted operating income	1,089	127	1,214	515	(222)	-	2,723
Equity in net income (loss) of affiliates and other items	431	9	194	61	141	-	836
Tax on net operating income	(513)	(4)	(277)	(170)	76	-	(888)

Adjusted net operating income	1,007	132	1,131	406	(5)	-	2,671
Net cost of net debt							(227)
Non-controlling interests							(37)

Adjusted net income							2,407

Adjusted fully-diluted earnings per share ($)							0.96

(a) Except for earnings per share.

4th quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	4,833	(118)	566	500	74	-	5,855
Total divestments	818	29	15	65	-	-	927
Cash flow from operating activities	4,039	732	1,746	340	161	-	7,018

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,889	2,025	13,938	14,986	3	-	32,841
Intersegment sales	3,378	226	4,148	132	70	(7,954)	-
Excise taxes	-	-	(961)	(4,358)	-	-	(5,319)

Revenues from sales	5,267	2,251	17,125	10,760	73	(7,954)	27,522
Operating expenses	(3,307)	(2,314)	(15,782)	(10,300)	(220)	7,954	(23,969)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,246)	(28)	(253)	(145)	(8)	-	(2,680)

Operating income	(286)	(91)	1,090	315	(155)	-	873
Equity in net income (loss) of affiliates and other items	627	51	179	4	103	-	964
Tax on net operating income	313	5	(277)	(85)	38	-	(6)

Net operating income	654	(35)	992	234	(14)	-	1,831
Net cost of net debt							(210)
Non-controlling interests							(15)

Net income							1,606

1st quarter 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(126)	-	-	-	-	(126)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-

Revenues from sales	-	(126)	-	-	-	-	(126)
Operating expenses	(333)	-	(207)	(77)	-	-	(617)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-

Operating income (b)	(333)	(126)	(207)	(77)	-	-	(743)
Equity in net income (loss) of affiliates and other items	329	(8)	(1)	(8)	-	-	312
Tax on net operating income	272	26	70	30	-	-	398

Net operating income (b)	268	(108)	(138)	(55)	-	-	(33)
Net cost of net debt							(6)
Non-controlling interests							9

Net income							(30)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	-	-	(205)	(77)	-
On net operating income	-	-	(133)	(50)	-

1st quarter 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,889	2,151	13,938	14,986	3	-	32,967
Intersegment sales	3,378	226	4,148	132	70	(7,954)	-
Excise taxes	-	-	(961)	(4,358)	-	-	(5,319)

Revenues from sales	5,267	2,377	17,125	10,760	73	(7,954)	27,648
Operating expenses	(2,974)	(2,314)	(15,575)	(10,223)	(220)	7,954	(23,352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,246)	(28)	(253)	(145)	(8)	-	(2,680)

Adjusted operating income	47	35	1,297	392	(155)	-	1,616
Equity in net income (loss) of affiliates and other items	298	59	180	12	103	-	652
Tax on net operating income	41	(21)	(347)	(115)	38	-	(404)

Adjusted net operating income	386	73	1,130	289	(14)	-	1,864
Net cost of net debt							(204)
Non-controlling interests							(24)

Adjusted net income							1,636

Adjusted fully-diluted earnings per share ($)							0.68

(a) Except for earnings per share.

1st quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	4,235	147	261	251	14	-	4,908
Total divestments	818	98	29	36	4	-	985
Cash flow from operating activities	2,101	(329)	(419)	580	(52)	-	1,881

Consolidated Financial Statements as of March 31, 2017

Adjustment items by business segment

(M$)

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2017	Inventory valuation effect	-	-	83	(15)	-	68

	Effect of changes in fair value	-	-	-	-	-	-

	Restructuring charges	-	-	-	-	-	-

	Asset impairment charges	(1,854)	(26)	(50)	-	-	(1,930)

	Other items	-	(89)	(26)	-	-	(115)

Total		(1,854)	(115)	7	(15)	-	(1,977)

1st quarter 2016	Inventory valuation effect	-	-	(205)	(77)	-	(282)

	Effect of changes in fair value	-	3	-	-	-	3

	Restructuring charges	(11)	-	-	-	-	(11)

	Asset impairment charges	-	-	-	-	-	-

	Other items	(322)	(129)	(2)	-	-	(453)

Total		(333)	(126)	(207)	(77)	-	(743)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2017	Inventory valuation effect	-	-	58	(3)	-	55

	Effect of changes in fair value	-	-	-	-	-	-

	Restructuring charges	-	(5)	-	-	-	(5)

	Asset impairment charges	(1,614)	(54)	(50)	-	-	(1,718)

	Gains (losses) on disposals of assets	-	-	2,139	-	-	2,139

	Other items	(94)	(67)	(19)	-	-	(180)

Total		(1,708)	(126)	2,128	(3)	-	291

1st quarter 2016	Inventory valuation effect	-	-	(133)	(50)	-	(183)

	Effect of changes in fair value	-	3	-	-	-	3

	Restructuring charges	(2)	-	-	-	-	(2)

	Asset impairment charges	-	-	-	-	-	-

	Gains (losses) on disposals of assets	358	-	-	-	-	358

	Other items	(88)	(108)	(5)	(5)	-	(206)

Total		268	(105)	(138)	(55)	-	(30)

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	41,183	-	41,183
Excise taxes	(5,090)	-	(5,090)
Revenues from sales	36,093	-	36,093

Purchases, net of inventory variation	(23,990)	3	(23,987)
Other operating expenses	(6,116)	(50)	(6,166)
Exploration costs	(197)	-	(197)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(1,930)	(4,579)
Other income	108	2,217	2,325
Other expense	(58)	(233)	(291)

Financial interest on debt	(324)	(7)	(331)
Financial income and expense from cash & cash equivalents	(11)	-	(11)
Cost of net debt	(335)	(7)	(342)

Other financial income	228	-	228
Other financial expense	(160)	-	(160)

Equity in net income (loss) of affiliates	591	(43)	548

Income taxes	(939)	246	(693)

Consolidated net income	2,576	203	2,779
Group share	2,558	291	2,849
Non-controlling interests	18	(88)	(70)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
1st quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	32,967	(126)	32,841
Excise taxes	(5,319)	-	(5,319)
Revenues from sales	27,648	(126)	27,522

Purchases, net of inventory variation	(17,357)	(282)	(17,639)
Other operating expenses	(5,801)	(335)	(6,136)
Exploration costs	(194)	-	(194)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,680)	-	(2,680)
Other income	171	329	500
Other expense	(54)	(16)	(70)

Financial interest on debt	(268)	(6)	(274)
Financial income and expense from cash & cash equivalents	10	-	10
Cost of net debt	(258)	(6)	(264)

Other financial income	191	-	191
Other financial expense	(155)	-	(155)

Equity in net income (loss) of affiliates	499	(1)	498

Income taxes	(350)	398	48

Consolidated net income	1,660	(39)	1,621
Group share	1,636	(30)	1,606
Non-controlling interests	24	(9)	15

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2017

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2017 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of March 31, 2017 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2016 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2017 did not have a material impact on the Group’s consolidated financial statements as of March 31, 2017.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2017 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2016.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

➢	Gas, Renewables & Power

●	In January 2017, TOTAL acquired a 23% interest in the company Tellurian to develop an integrated gas project in the United States for an amount of $207 million.

➢	Refining & Chemicals

●	On January 31, 2017, TOTAL closed the sale of Atotech to the Carlyle Group for an amount of $3.2 billion.

➢	Marketing & Services

●	On March 28, 2017, TOTAL announced the closing of the acquisition of the assets of Gulf Africa Petroleum Corporation in Kenya, Uganda and Tanzania.

2.2) Divestment projects

➢	Exploration & Production

●

In February 2017, Total has signed an agreement for the sale of stakes and the transfer of operatorship in various mature assets in Gabon to Perenco. The transaction is subject to approval by the authorities. The assets and liabilities have been classified in the consolidated balance sheet respectively in “assets classified as held for sale” for an amount of $413 million (mainly tangible assets for an amount of $354 million) and “liabilities directly associated with the assets classified as held for sale” for an amount of $334 million at March 31, 2017.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

In order to implement its strategy Total has put in place a new organization fully effective since January 1, 2017, structured around four business segments following the creation of the Gas, Renewables & Power segment, alongside the Exploration & Production, Refining & Chemicals and Marketing & Services segments.

Certain figures for the years 2015 and 2016 have been restated in order to reflect the new organization with four business segments.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)  Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2017	Inventory valuation effect	-	-	83	(15)	-	68

	Effect of changes in fair value	-	-	-	-	-	-

	Restructuring charges	-	-	-	-	-	-

	Asset impairment charges	(1,854)	(26)	(50)	-	-	(1,930)

	Other items	-	(89)	(26)	-	-	(115)

Total		(1,854)	(115)	7	(15)	-	(1,977)

1st quarter 2016	Inventory valuation effect	-	-	(205)	(77)	-	(282)

	Effect of changes in fair value	-	3	-	-	-	3

	Restructuring charges	(11)	-	-	-	-	(11)

	Asset impairment charges	-	-	-	-	-	-

	Other items	(322)	(129)	(2)	-	-	(453)

Total		(333)	(126)	(207)	(77)	-	(743)

ADJUSTMENTS TO NET INCOME, GROUP SHARE
(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2017	Inventory valuation effect	-	-	58	(3)	-	55

	Effect of changes in fair value	-	-	-	-	-	-

	Restructuring charges	-	(5)	-	-	-	(5)

	Asset impairment charges	(1,614)	(54)	(50)	-	-	(1,718)

	Gains (losses) on disposals of assets	-	-	2,139	-	-	2,139

	Other items	(94)	(67)	(19)	-	-	(180)

Total		(1,708)	(126)	2,128	(3)	-	291

1st quarter 2016	Inventory valuation effect	-	-	(133)	(50)	-	(183)

	Effect of changes in fair value	-	3	-	-	-	3

	Restructuring charges	(2)	-	-	-	-	(2)

	Asset impairment charges	-	-	-	-	-	-

	Gains (losses) on disposals of assets	358	-	-	-	-	358

	Other items	(88)	(108)	(5)	(5)	-	(206)

Total		268	(105)	(138)	(55)	-	(30)

During the first three months of 2017, the heading “Asset impairment charges” includes an additional impairment charge on Fort Hills, in Canada, for an amount of $1,544 million in operating income and $1,312 million in net income, Group share, following the announcement of an increase of the project costs by the operator.

In addition, the heading “Gains (losses) on disposals of assets” includes the sale of Atotech in the Refining & Chemicals segment.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2017, TOTAL S.A. holds 10,587,822 of its own shares, representing 0.43% of its share capital, detailed as follows:

●	10,555,887 shares allocated to TOTAL share grant plans for Group employees; and

●	31,935 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

For the fiscal year 2016, TOTAL S.A. already paid three interim dividends:

-

Payment of the first interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on September 21, 2016 has been done in cash or in shares on October 14, 2016 (the ex-dividend date was September 27, 2016). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €38.00 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of the Directors meeting on September 21, 2016 reduced by the amount of the first interim dividend. On October 14, 2016, 25,329,951 shares have been issued at a price of 38.00 € per share.

-

Payment of the second interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on December 15, 2016 has been done in cash or in shares on January 12, 2017 (the ex-dividend date was December 21, 2016). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €41.87 per share, equal to 95% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the second interim dividend. On January 12, 2017, 23,206,171 shares have been issued at a price of €41.87 per share.

-

Payment of the third interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on March 15, 2017 has been done in cash or in shares on April 6, 2017 (the ex-dividend date was March 20, 2017). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €44.64 per share, equal to 95% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the third interim dividend. On April 6, 2017, 19,800,590 shares have been issued at a price of €44.64 per share.

A resolution will be submitted at the shareholders’ meeting on May 26, 2017 to pay a dividend of €2.45 per share for the 2016 fiscal year, as a balance of €0.62 per share to be distributed after deducting the three interim dividends of €0.61 per share that have already been paid.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.07 per share for the 1st quarter 2017 (€0.19 per share for the 4th quarter 2016 and €0.61 per share for the 1st quarter 2016). Diluted earnings per share calculated using the same method amounted to €1.06 per share for the 1st quarter 2017 (€0.19 per share for the 4th quarter 2016 and €0.61 per share for the 1st quarter 2016).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1st quarter 2017		1st quarter 2016

Actuarial gains and losses		126		(81)

Tax effect		(41)		32

Currency translation adjustment generated by the parent company		940		3,641

Items not potentially reclassifiable to profit and loss		1,025		3,592

Currency translation adjustment		(200)		(1,944)

- unrealized gain/(loss) of the period	(228)		(1,853)

- less gain/(loss) included in net income	(28)		91

Available for sale financial assets		(1)		(10)

- unrealized gain/(loss) of the period	(1)		(10)

- less gain/(loss) included in net income	-		-

Cash flow hedge		113		98

- unrealized gain/(loss) of the period	98		160

- less gain/(loss) included in net income	(15)		62

Share of other comprehensive income of equity affiliates, net amount		331		(1)

- unrealized gain/(loss) of the period	331		1

- less gain/(loss) included in net income	-		2

Other		3		3

Tax effect		(39)		(24)

Items potentially reclassifiable to profit and loss		207		(1,878)

Total other comprehensive income, net amount		1,232		1,714

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2017			1st quarter 2016
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount

Actuarial gains and losses	126	(41)	85	(81)	32	(49)

Currency translation adjustment generated by the parent company	940	-	940	3,641	-	3,641
Items not potentially reclassifiable to profit and loss	1,066	(41)	1,025	3,560	32	3,592

Currency translation adjustment	(200)	-	(200)	(1,944)	-	(1,944)

Available for sale financial assets	(1)	-	(1)	(10)	4	(6)

Cash flow hedge	113	(39)	74	98	(28)	70

Share of other comprehensive income of equity affiliates, net amount	331	-	331	(1)	-	(1)

Other	3	-	3	3	-	3
Items potentially reclassifiable to profit and loss	246	(39)	207	(1,854)	(24)	(1,878)

Total other comprehensive income	1,312	(80)	1,232	1,706	8	1,714

5) Financial debt

The Group did not issue any bond during the first three months of 2017.

The Group reimbursed bonds during the first three months of 2017:

-	Bond 4.875% 2012-2017 (AUD 100 million)
-	Bond 1.500% 2012-2017 (USD 1,000 million)
-	Bond 1.000% 2014-2017 (USD 500 million)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first quarter of 2017.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeal of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017.

TGPNA contests the claims brought against it.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

1 st quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)

Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183

Intersegment sales	5,548	309	6,346	274	105	(12,582)	-

Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)

Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093

Operating expenses	(3,687)	(3,469)	(22,878)	(12,665)	(233)	12,582	(30,350)

Depreciation, depletion and impairment of tangible assets and mineral interests	(4,068)	(72)	(287)	(144)	(8)	-	(4,579)

Operating income	(104)	(35)	1,054	374	(125)	-	1,164

Equity in net income (loss) of affiliates and other items	190	(45)	2,453	30	22	-	2,650

Tax on net operating income	(439)	(37)	(356)	(108)	171	-	(769)

Net operating income	(353)	(117)	3,151	296	68	-	3,045

Net cost of net debt							(266)

Non-controlling interests							70

Net income							2,849

1 st quarter 2017 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)

Non-Group sales	-	-	-	-	-	-	-

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-

Revenues from sales	-	-	-	-	-	-	-

Operating expenses	-	(89)	57	(15)	-	-	(47)

Depreciation, depletion and impairment of tangible assets and mineral interests	(1,854)	(26)	(50)	-	-	-	(1,930)

Operating income(b)	(1,854)	(115)	7	(15)	-	-	(1,977)

Equity in net income (loss) of affiliates and other items	(210)	(63)	2,209	5	-	-	1,941

Tax on net operating income	329	-	(88)	5	-	-	246

Net operating income(b)	(1,735)	(178)	2,128	(5)	-	-	210

Net cost of net debt							(7)

Non-controlling interests							88

Net income							291

(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b)Of which inventory valuation effect

- On operating income	-	-	83	(15)	-

- On net operating income	-	-	58	(5)	-

1 st quarter 2017 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)(a)

Non-Group sales	2,103	3,197	18,574	17,298	11	-	41,183

Intersegment sales	5,548	309	6,346	274	105	(12,582)	-

Excise taxes	-	-	(701)	(4,389)	-	-	(5,090)

Revenues from sales	7,651	3,506	24,219	13,183	116	(12,582)	36,093

Operating expenses	(3,687)	(3,380)	(22,935)	(12,650)	(233)	12,582	(30,303)

Depreciation, depletion and impairment of tangible assets and mineral interests	(2,214)	(46)	(237)	(144)	(8)	-	(2,649)

Adjusted operating income	1,750	80	1,047	389	(125)	-	3,141

Equity in net income (loss) of affiliates and other items	400	18	244	25	22	-	709

Tax on net operating income	(768)	(37)	(268)	(113)	171	-	(1,015)

Adjusted net operating income	1,382	61	1,023	301	68	-	2,835

Net cost of net debt							(259)

Non-controlling interests							(18)

Adjusted net income							2,558

Adjusted fully-diluted earnings per share ($)							1.01

(a)Except for earnings per share.

1 st quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)

Total expenditures	2,636	315	266	439	22	-	3,678

Total divestments	113	4	2,740	36	5	-	2,898

Cash flow from operating activities	2,496	125	1,765	313	2	-	4,701

1 st quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,889	2,025	13,938	14,986	3	-	32,841

Intersegment sales	3,378	226	4,148	132	70	(7,954)	-

Excise taxes	-	-	(961)	(4,358)	-	-	(5,319)

Revenues from sales	5,267	2,251	17,125	10,760	73	(7,954)	27,522

Operating expenses	(3,307)	(2,314)	(15,782)	(10,300)	(220)	7,954	(23,969)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,246)	(28)	(253)	(145)	(8)	-	(2,680)

Operating income	(286)	(91)	1,090	315	(155)	-	873

Equity in net income (loss) of affiliates and other items	627	51	179	4	103	-	964

Tax on net operating income	313	5	(277)	(85)	38	-	(6)

Net operating income	654	(35)	992	234	(14)	-	1,831

Net cost of net debt							(210)

Non-controlling interests							(15)

Net income							1,606

1 st quarter 2016 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	-	(126)	-	-	-	-	(126)

Intersegment sales	-	-	-	-	-	-	-

Excise taxes	-	-	-	-	-	-	-

Revenues from sales	-	(126)	-	-	-	-	(126)

Operating expenses	(333)	-	(207)	(77)	-	-	(617)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-

Operating income(b)	(333)	(126)	(207)	(77)	-	-	(743)
Equity in net income (loss) of affiliates and other items	329	(8)	(1)	(8)	-	-	312
Tax on net operating income	272	26	70	30	-	-	398

Net operating income(b)	268	(108)	(138)	(55)	-	-	(33)

Net cost of net debt							(6)

Non-controlling interests							9

Net income							(30)
(a)Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b)Of which inventory valuation effect
- On operating income	-	-	(205)	(77)	-

- On net operating income	-	-	(133)	(50)	-

1 st quarter 2016 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Non-Group sales	1,889	2,151	13,938	14,986	3	-	32,967

Intersegment sales	3,378	226	4,148	132	70	(7,954)	-

Excise taxes	-	-	(961)	(4,358)	-	-	(5,319)

Revenues from sales	5,267	2,377	17,125	10,760	73	(7,954)	27,648

Operating expenses	(2,974)	(2,314)	(15,575)	(10,223)	(220)	7,954	(23,352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,246)	(28)	(253)	(145)	(8)	-	(2,680)

Adjusted operating income	47	35	1,297	392	(155)	-	1,616

Equity in net income (loss) of affiliates and other items	298	59	180	12	103	-	652

Tax on net operating income	41	(21)	(347)	(115)	38	-	(404)

Adjusted net operating income	386	73	1,130	289	(14)	-	1,864

Net cost of net debt							(204)

Non-controlling interests							(24)

Adjusted net income							1,636

Adjusted fully-diluted earnings per share ($)							0.68

(a)Except for earnings per share.

1 st quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total

Total expenditures	4,235	147	261	251	14	-	4,908

Total divestments	818	98	29	36	4	-	985

Cash flow from operating activities	2,101	(329)	(419)	580	(52)	-	1,881

9) Reconciliation of the information by business segment with consolidated financial statements

1 st quarter 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	41,183	-	41,183
Excise taxes	(5,090)	-	(5,090)
Revenues from sales	36,093	-	36,093

Purchases net of inventory variation	(23,990)	3	(23,987)
Other operating expenses	(6,116)	(50)	(6,166)
Exploration costs	(197)	-	(197)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(1,930)	(4,579)
Other income	108	2,217	2,325
Other expense	(58)	(233)	(291)

Financial interest on debt	(324)	(7)	(331)
Financial income from marketable securities & cash equivalents	(11)	-	(11)
Cost of net debt	(335)	(7)	(342)

Other financial income	228	-	228
Other financial expense	(160)	-	(160)

Equity in net income (loss) of affiliates	591	(43)	548

Income taxes	(939)	246	(693)

Consolidated net income	2,576	203	2,779
Group share	2,558	291	2,849
Non-controlling interests	18	(88)	(70)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
1 st quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	32,967	(126)	32,841
Excise taxes	(5,319)	-	(5,319)
Revenues from sales	27,648	(126)	27,522

Purchases net of inventory variation	(17,357)	(282)	(17,639)
Other operating expenses	(5,801)	(335)	(6,136)
Exploration costs	(194)	-	(194)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,680)	-	(2,680)
Other income	171	329	500
Other expense	(54)	(16)	(70)

Financial interest on debt	(268)	(6)	(274)
Financial income from marketable securities & cash equivalents	10	-	10
Cost of net debt	(258)	(6)	(264)

Other financial income	191	-	191
Other financial expense	(155)	-	(155)

Equity in net income (loss) of affiliates	499	(1)	498

Income taxes	(350)	398	48

Consolidated net income	1,660	(39)	1,621
Group share	1,636	(30)	1,606
Non-controlling interests	24	(9)	15

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.